
10011553

THE PRIVATE BANK

STANDING FIRM.
MOVING FORWARD.

120

PrivateBancorp, Inc. 2009 Annual Report


THE PRIVATEBANK

CONTENTS

03 Letters to Shareholders
10 Focused on the Future
14 Motivated by Opportunity
19 Powered by People
21 Committed to Community
24 Financial Highlights
27 Key Leadership

What does it take to stand firm when the world around you is in a state of flux? It takes a steady focus and the confidence to know that while the financial landscape has changed, our goals remain the same. The unwavering strength of our people has allowed us to remain stable and ready to take on new opportunities. And our firm commitment is helping businesses and our communities to move forward.



LARRY RICHMAN
PRESIDENT & CEO

Be sure you put your feet in the right place, then stand firm.
— Abraham Lincoln

Two years ago, PrivateBancorp, Inc. embarked on a new course with a vision to be one of the Midwest's premier commercial middle-market banks and the leader in our hometown of Chicago. Despite the tumultuous economic conditions that have challenged us and our clients alike since launching our plan, we are committed to continuing to provide financing and smart banking solutions to select middle-market companies.

It is easy to see that commercial middle-market companies are the lifeblood of many Midwestern states. In Illinois alone, there are some 58,000 companies with fewer than 500 employees whose combined payrolls are more than $100 billion.* Clearly, these companies are invaluable to their local economies. The economic recovery depends on their ability to grow their businesses, build new facilities, hire more workers and reinvest in their companies. They, in turn, depend on their banks for the wherewithal to ignite those projects.

We stand firm in our resolve to be a partner to solid companies with strong management teams today — and as we move forward together toward a brighter tomorrow.

A Year in Review

In reflecting on 2009, there is no question that we were hindered by challenges stemming from the rapid and pervasive deterioration in the economy. We felt this most dramatically in our commercial real estate portfolio. The weakening in this sector during the second half of the year, and the softening in other areas of our portfolio, led us to take action to realign our credit teams and shore up our credit portfolio risk management processes. Throughout the year, we strengthened our balance sheet with additional capital-raising transactions and increased our provisions for loan losses. Ultimately, credit challenges resulted in the Company posting a disappointing net loss for the year.

We stand firm in our resolve to be a partner to solid companies with strong management teams today — and as we move forward together toward a brighter tomorrow.

Yet, with a relentless focus on the core of our business — our commercial middle-market strategy — we recorded steady momentum in net revenue and operating profit. At a time when others were forced to look inward, we continued our approach to prudent and selective loan generation, reporting modest, yet appropriate, loan growth in 2009. Our relationship managers continued to effectively deliver the capabilities of our organization and, by the end of the year, our client deposits exceeded our loans across the company as a whole. Our cross-selling activities added to net revenue gains as we continued to implement our line-of-business operating model throughout our markets. This organizational change has bolstered our culture of collaboration and allows us to leverage bankers' specialized expertise across the company.

In 2009, we completed an important transaction in support of our core commercial banking strategy when we acquired certain assets and deposits of the former Founders Bank in an FDIC-assisted transaction. This transaction provided us with a new presence in communities in Chicago's southwest suburbs, which supplemented our existing metropolitan-area footprint, and has given us an additional source of funding to support our core commercial banking business. With these 10 new locations, we have a platform to extend our commercial banking activities, grow our small business capabilities and continue to develop our personal banking services to individuals and families.

Moving Forward

As we move forward, we have three critical priorities for our Company. First, we are focused on returning to profitability as we manage through our credit challenges and pursue selective loan growth. Second is continued strengthening of our risk-management infrastructure to enhance credit-quality management. To this end, we have redeployed resources to swiftly and effectively manage problem loans. Finally, we keep a keen focus on capital management. Strong capital should allow us to address asset quality challenges while supporting expansion of our business. Throughout our organization, we are enthusiastic about the potential within our Company and in our markets. In Chicago, for example, no one single bank dominates the market. This results in great opportunity, and we believe our strong increase in client deposits demonstrates that we are gaining market share.

We are, of course, ever mindful of the fragile economic recovery unfolding before us. Yet, we will emerge from this current cycle and, as our operating performance shows, we have the engine to drive our business in the coming years.

Today, we stand firm in our commitment to our clients, our communities, our people and our shareholders, and we will move forward, together, with each of you on a journey to success.



*U.S. Census Bureau 2006 data


05
06
07
08
09

REVENUE
OVER FIVE YEARS

Amounts in thousands

- 119,917
- 145,207
- 157,586
- 235,568
- 400,066


05
06
07
08
09

OPERATING PROFIT
OVER FIVE YEARS

Amounts in thousands

- 57,231
- 66,141
- 35,177
- 39,443
- 152,651



RALPH B. MANDELL
CHAIRMAN

The true measure of the strength of a Company and its leaders is shown in times of adversity. We were reminded of that again in 2009 as the economic downturn deteriorated into a full-scale recession. Since its founding, PrivateBancorp, Inc. has benefited from an engaged Board of Directors. Our Board members possess broad expertise and experiences, and their insight and counsel were particularly valuable as we dealt with the difficult economic environment. Our overarching goal as a Board is to provide oversight and to work with management to address the challenges at hand while at the same time keeping our sights on our vision and opportunities that lie ahead.

Our economy sank to depths in 2009 that most of us have never before experienced. That directly impacted our Company, our industry, our clients, our communities and our shareholders. As a Company, we were forced to make tough decisions in response to the conditions around us. We participated in the U.S. Treasury Department's TARP Capital Purchase Program and completed two common stock offerings in order to bolster our capital position. We fully recognize that the second of those two capital raises particularly affected our shareholders. Yet, the Board fully supported management's view that it was the right action given the environment and our desire to maintain our strong balance sheet.

The Board remains acutely aware of the difficulties in our loan portfolio. We have continued to work with management to allow us to move past these issues and resolve them in the best interests of our shareholders. Despite these challenges, we cannot lose sight of the accomplishments we have made against the goals we set for our business when we began our transformation two years ago. We continued to grow as we supported strong Midwestern companies. We further demonstrated our commitment to the Chicago-area market with our important move into the southwest suburbs. We continued to invest in our communities with dollars and people. It is important to note that the expectation of involvement extends all the way to our Board, and our members also give their time and service to various philanthropic activities each year. Finally, the Board is committed to continuing its efforts to implement governance best practices in an effort to maintain the trust and confidence of our shareholders.

The involvement of our Board requires a significant commitment on the part of our members. We are grateful for their time and attention. We particularly want to thank our Board members who have retired. Donald Beal, William Podl and William Goldstein retired from our Board in 2009. Patrick Daly and William Castellano retired in early 2010, and Philip Kayman, who is retiring at our annual meeting. Don Beal and Bill Castellano, as founding Board members, have each been named Director Emeritus.

We also want to extend a special welcome to James Nicholson, President and Chief Executive Officer of PVS Chemicals, Inc. Jim joined our Board in July 2009 and brings considerable experience as a Board member and leader, as well as active civic and charitable involvement in the Detroit area.

As we look back on 2009, the Board of Directors recognizes the progress we have made, including our continued net revenue growth and strong client deposit growth. The Board continues to provide oversight and support of management's immediate action plans to address the challenges before us, particularly as they relate to credit quality, as well as the ongoing implementation of the long-term strategic plan. Our Company has managed through this economic environment without becoming completely internally focused. We have maintained the appropriate emphasis on our clients and our communities, and that only strengthens our position when the economy improves.

That improvement will come, although by all indications the recovery will be slower than originally anticipated. Unemployment remains high, governments are running huge deficits, the commercial real estate industry remains on shaky ground and consumers have yet to fully re-engage. Those factors will influence our Company throughout the coming year. At the same time, our story — our future — is no less compelling today than it was when we opened our doors in 1991, and when we embarked on our new vision in 2007. We have made adjustments to our business that were appropriate given the economy.

We continue to have the leadership — Board and management — that stands firm in our resolve to forge ahead toward our vision and deliver long-term value to our shareholders. On behalf of our Board, I want to express our appreciation for your continued support and interest in PrivateBancorp through this challenging environment.





05 06 07 08 09

ASSET GROWTH
OVER FIVE YEARS

Amounts in millions

- 3,500
- 4,264
- 4,989
- 10,041
- 12,059


05
06
07
08
09

CAPITAL GROWTH
OVER FIVE YEARS

Amounts in millions

239
297
502
606
1,236


14.65%
12.29%
11.17%
10%
6%
5%
Leverage Ratio
Tier 1 Risk-Based
Total Risk-Based

CAPITAL RATIOS

FDIC minimum to be well-capitalized
PVTB

CHALLENGED BY CHANGE.
FOCUSED ON THE FUTURE.

When to stop saying "what if" and start seeing what works.

The "Great Recession." The "economic perfect storm." Call it what you will, 2009 was a year that challenged every business, big or small, across every industry. We, alongside our clients, faced unprecedented situations that tested our focus, our leadership and our determination. Yet to us, "The Bank for Business — The Bank for Life," is more than just a catchy phrase in our advertising. It is a commitment. A promise. A clear indication that we are with our clients during the bad times so that they can see through to the good times.

Our focus is on commercial middle-market companies with annual sales of $10 million to $2 billion. We have built our team with individuals who know how to serve their clients with the products and practical solutions needed to face financial challenges.

We are organized around five lines of business: Illinois Commercial & Specialty Banking, National Commercial Banking, Commercial Real Estate, The PrivateWealth Group and Community Banking. Each of these supports our commercial middle-market vision.

Our Illinois and National Commercial Banking groups deliver direct service to middle-market clients with the expectation that we are — or will become — a client's primary bank. Our Commercial Real Estate group develops relationships with commercial real estate professionals and investors with credit provided for construction, acquisition, redevelopment and refinancing of retail, industrial, office and multi-family properties. The PrivateWealth Group delivers our trust, investment and private banking services primarily


Illinois Commercial & Specialty Banking
National Commerical Banking
The PrivateWealth Group
Key Lines of Business
Commercial Real Estate
Community Banking

to the owners and executives of our commercial middle-market clients. Our newest line of business, Community Banking, allows us to better serve families and small businesses while giving us an additional source of funding to support our core commercial banking business.

We serve markets throughout the Midwest with strong concentrations of commercial middle-market companies. While providing us with a geographically diverse portfolio, this also allows us to channel our efforts into the communities and industries we know best.

In order to move from "what if" to "what works," we have built an infrastructure that provides the backbone for our service delivery. Our rigorous approach to risk management instills a discipline that benefits both the client and the Company. We continue to enhance our technology platform with the tools our bankers and clients need to be most effective.

Expertise. Collaboration. Solutions. Experience. These are the pillars on which we build relationships. They give us the strength to navigate through challenges and position us to seize the opportunities inherent in the good times — no matter what they are labeled.

FIVE KEY LINES OF BUSINESS

Illinois Commercial and Specialty Banking
Middle-market commercial banking, specialty concentrations in Construction and Engineering, Healthcare and Security Alarm finance

National Commerical Banking
Middle-market teams in Atlanta, Detroit, Cleveland, Denver, Des Moines, Kansas City, Milwaukee, Minneapolis and St. Louis

Commercial Real Estate
Provides credit for construction, acquisition, redevelopment and refinancing

Community Banking
Platform to grow our personal and small business banking services

The PrivateWealth Group
Private banking, trust, investment advisory, custody, escrow and brokerage services



Seeing what works means sitting down to discover how best to deliver the breadth of our capabilities to our clients. Driven by a firm commitment to our business model and an openness to new ideas, our culture is one that finds inspiration in collaboration.

FACED WITH OBSTACLES.
MOTIVATED BY OPPORTUNITY.

How to move forward when others are holding back.

Forging ahead despite obstacles requires determination, focus, confidence and dedication. From our Board of Directors to our management team to our employees across the organization, we have the collective commitment to tackle our challenges and continue to move our Company forward.

Our bottom line financial performance in 2009 was unquestionably disappointing. However, there is more to our story than just our bottom line. We have a clearly defined strategy that supports our vision of becoming a leading commercial bank. Our business fundamentals are strong, and the investments we have made — people, infrastructure and products, to name a few — drove ongoing momentum in operating profit throughout 2009.

The credit environment deteriorated more significantly and, as a result, we made some important, if not trying, decisions for our company. We completed two very important common stock offerings so that we remained well-capitalized by regulatory standards at year-end, with cushion in our balance sheet to address credit-quality challenges and support selective growth. In the third quarter, we devoted considerable time and resources to a thorough review of our loan portfolio. The results of our review indicated further credit-quality deterioration and led us to increase our provisions in the third and fourth quarters. We also realigned our portfolio so that we have the most experienced bankers managing our problem loans, regardless of the point of origination.

The Midwest is more than where we work, it is who we are. We are as committed to our communities as our clients who call them home. Which is why our perspective can't be seen from behind a desk; it requires the feel of the pavement or the rumble of the "L" to move us forward.



While we have made adjustments to our operating plan given the current economic environment, we also have remained steadfast in our commitment to work side-by-side with our clients. We have found smart solutions for moving forward, including augmenting our asset-based lending capabilities and improving the platform from which we deliver our capital markets services for interest rate and foreign exchange rate hedging. We continue to diversify our loan portfolio, with commercial and industrial lending by our Illinois and National Commercial Banking groups making up 51 percent of our loans. Additionally, over the last two years, we have added approximately 700 new client relationships. Our emphasis is on relationships, as these are clients who turn to us for multiple products and services and, in most cases, view us as their primary bank.

Our strong operating performance also gave us the confidence to take on new opportunities as we did through the FDIC-assisted transaction with the former Founders Bank. This transaction gave us an important presence in key communities in Chicago's south and southwest suburbs. It helped us to substantially improve our client deposits and net interest margin at year end. And it gave us the platform from which we can continue to build our ability to serve individuals, families and small businesses. We also opened a new banking location in our headquarters building at 120 S. LaSalle St. in Chicago and a new office in Overland Park, Kansas, from which we provide our commercial banking and commercial real estate services, as well as residential lending. While our focus is on organic growth through our existing locations, we will consider opportunities to enter new markets that fit well within our core commercial banking strategy.

Looking ahead, with an honest approach to our challenges and an unwavering commitment to our clients, our communities, our people and our shareholders, we believe our Company is poised to seize the opportunities before us. Throughout this difficult year, we have never taken our eyes off of our long-term strategy. Our enthusiasm for our vision is steadfast. The pace of our journey is deliberate. Our potential is evident.



LOAN PORTFOLIO
AS OF 12/31/09

- 42% Commercial and Industrial
- 25% Commercial Real Estate
- 9% Owner-Occupied CRE
- 8% Construction
- 6% Multi-family CRE
- 4% Residential Real Estate
- 4% Personal
- 2% Home Equity



LOAN PORTFOLIO
AS OF 12/31/08

- 43% Commercial and Industrial
- 25% Commercial Real Estate
- 10% Construction
- 7% Owner-Occupied CRE
- 5% Multi-family CRE
- 4% Residential Real Estate
- 4% Personal
- 2% Home Equity



DEPOSITS BREAKOUT
AS OF 12/31/09



40% Money Market Accounts
18% Non-interest Bearing Deposits
17% Other Time Deposits
10% Client CDARS
8% Interest-Bearing Deposits
4% Traditional Brokered Deposits
2% Non-client CDARS
1% Savings Deposits



DEPOSITS BREAKOUT
AS OF 12/31/08



35% Money Market Accounts
20% Other Time Deposits
19% Traditional Brokered Deposits
9% Non-interest Bearing Deposits
8% Client CDARS
6% Non-client CDARS
3% Interest-Bearing Deposits
N/M Savings Deposits

Focused on moving forward

The PrivateBank was built over the last 20 years through a series of opportunistic endeavors that provided us with new capabilities, entries into new markets and even a new vision. The PrivateBank was founded by entrepreneurs who realized there was a void to be filled by a banking institution committed to lifelong relationships. Over the years, The PrivateBank has added new offices, new services such as The PrivateBank Mortgage Company and Lodestar Investment Counsel, LLC, and a new focus on commercial middle-market banking.

In 2009, we once again seized an outstanding opportunity to build on our community banking presence and support our commercial middle-market strategy. Through the FDIC, we acquired certain deposits and assets of the former Founders Bank. The transaction gave us 10 new locations in important communities throughout Chicago's southwest suburbs, more than 200 new team members, a platform from which to grow our small business banking activities and a strong deposit base to support our funding mix.

Founders Bank's core values — a commitment to building relationships with customers and their communities — aligned perfectly with those of The PrivateBank and, thus, the transaction was both a good financial fit and a good cultural fit, allowing us to move forward with a shared vision.



Why our people give us the strength to build.

When you ask those individuals who *are* The PrivateBank their reasons for being part of our organization, their responses are unsurprisingly consistent. They value the relationships they build with their clients. And above all, they appreciate the opportunity to learn and grow. They believe in our vision and want to be part of our success.

"I am at The PrivateBank because of the wonderful people with whom I work, the great opportunities to challenge myself and grow in my position, and the Bank's sincere commitment to the clients we serve..."

Our team is powered by professionals who have a deep sense of what it means to commit to our clients, our communities, our shareholders and each other. In challenging economic times, that commitment is an important part of what sets us apart.

The relationship managers at The PrivateBank have the ability to act on behalf of their clients, allowing for tailored solutions and swift delivery, while at the same time following rigorous risk-management practices. Our clients trust us to provide practical answers to their financial questions.

"I am empowered to serve the financial needs of my clients in a manner that helps me build long-term relationships..."

Relationship managers who understand relationships. To us, that means investing the time and energy to see business from the perspective of the people who know it best: our clients. As Dave Spence from Alpha Packaging in St. Louis knows, when we understand where our clients are today and where they want to go, we can help them get there.

Why are relationships so important? Whether a business is in the midst of turbulent economic times or riding a wave of good fortune, business owners and executives want to know their bank has their best interest in mind. There is no better way to prove our commitment than by having relationship managers who invest the time to know your company, your people, your goals and your obstacles.

"It's the opportunity to build relationships with clients that I enjoy the most..."

The insight we gain from relationships allows us to be thoughtful in our approach and proactive in our service. And we take the time to see the big picture. Relationships are not just about the here and now. They are about tomorrow — and generations to come.

And because our people capture that fulsome view, we are able to deliver the entire breadth of the bank to our clients, including meeting their personal financial needs. Because, honestly, what business leader's personal financial success isn't tied to the success of the company?

"It is a privilege to be part of an organization whose mission is to make a difference in our business and civic communities...."

At The PrivateBank, we stand firm in our desire to be different from the rest and make a difference for those we serve. We will move forward because the 1,100-plus people who *are* The PrivateBank are one team with one common vision.





INSPIRED TO ACT.
COMMITTED TO COMMUNITY.

What sets us apart is what brings us together.

As challenging as the last year was for banks and other businesses, there is no question that the economic downturn was felt most painfully by the not-for-profit sector. At a time when the need was rising, the support was dwindling.

Giving back has long been woven into the fabric of The PrivateBank, and in 2009, we heeded the call from our communities by stepping up our philanthropic efforts. We increased qualified Community Development grants by 45 percent and provided an additional $1.2 million in other contributions. Additionally, our team members volunteered more than 7,300 hours in support of community organizations.

Investing in our community goes beyond financial to finding real ways to make a difference. Working side by side with the West Humboldt Park Family & Community Development Council, we have been able to help them understand the causes of recurring problems and implement long-term solutions to make the community we share a better place.

We have worked to align our contributions with the values we hold as a Company and the interests of our people and our clients. We support programs that foster education, particularly financial literacy. In fact, we had over 2,100 volunteer hours in support of Junior Achievement alone during 2009.

We work with community organizations to promote healthy, vibrant neighborhoods. In our hometown Chicago market, we created a special homebuyer program for low- and moderate-income borrowers to help those pursuing their dream of homeownership to do so practically and responsibly. We have partnered

At The PrivateBank, we work to align our contributions with the values we hold as a Company and the interests of our people and our clients.

with the Treasurer's Office of the State of Illinois and Neighborhood Housing Services of Chicago on this important initiative. Our Healthcare Lending Unit extended over $100 million in financing to more than 30 nursing facilities serving predominantly Medicaid recipients. As a result, more than 4,700 beds were made available to Medicaid patients, and additional jobs were created to serve those patients. And in 2009, The PrivateBank extended more than $69.8 million in financing to companies in low- and moderate-income census tracts, helping to boost local economies and support local jobs. In one example, we helped a local business owner after a fire destroyed a manufacturing facility and forced the layoff of employees. With the support of financing from The PrivateBank, the business owner was able to rebuild and rehire many of his former employees.

To us, forging strong relationships is also critical to our philanthropic activities. We create alliances with community groups to ensure our dollars are directed to the most pressing needs, particularly in low- and moderate-income communities. We partner with groups willing to provide our employees with volunteer opportunities that allow them to gain greater experiences as individuals while also giving back to their communities. We encourage all officer-level team members to serve on not-for-profit boards that align with their personal interests and leverage the expertise they can bring to the organizations. And we strongly believe that commitment starts at the top. From our Chairman and our Chief Executive Officer to every member of our Executive Committee, our leaders are involved and engaged in making a difference in our communities.



VOLUNTEER ACTIVITIES
CRA QUALIFIED

- 55% Education
- 17% Tax
- 13% Social Services
- 9% Community Development/Housing
- 2% Economic Development
- 2% Healthcare
- 2% Other



VOLUNTEER ACTIVITIES
NON-CRA QUALIFIED

- 61% Other
- 16% Education
- 15% Healthcare
- 8% Social Services

Financial Highlights

SELECTED FINANCIAL DATA

Amounts in thousands, except per share data	Years ended December 31,				
	2009	2008	2007	2006[1]	2005[2]
Operating Results					
Interest income	$ 478,712	$ 405,383	$ 307,924	$ 257,311	$ 176,544
Interest expense	153,728	214,988	180,886	139,837	80,144
Net interest income	324,984	190,395	127,038	117,474	96,400
Provision for loan and covered asset losses	199,419	189,579	16,934	6,836	6,538
Non-interest income	65,074	40,806	25,926	23,536	18,511
Net securities gains (losses)	7,381	510	348	(374)	499
Losses on early extinguishment of debt	(985)	-	-	-	-
Non-interest expense	247,415	196,125	122,409	79,066	62,686
(Loss) income before income taxes	(50,380)	(153,993)	13,969	54,734	46,186
Income tax (benefit) provision	(20,564)	(61,357)	2,471	16,558	14,965
Net (loss) income	(29,816)	(92,636)	11,498	38,176	31,221
Net income attributable to non-controlling interests	247	309	363	330	307
Net (loss) income attributable to controlling interests	(30,063)	(92,945)	11,135	37,846	30,914
Preferred stock dividend and discount accretion	12,443	546	107	-	-
Net (loss) income available to common stockholders	$ (42,506)	$ (93,491)	$ 11,028	$ 37,846	$ 30,914
Weighted-average shares outstanding	44,516	29,553	21,572	20,630	20,202
Weighted-average diluted shares outstanding	44,516	29,553	22,286	21,494	21,138
Per Share Data					
Basic (loss) earnings per share	$ (0.95)	$ (3.16)	$ 0.50	$ 1.83	$ 1.53
Diluted (loss) earnings per share	(0.95)	(3.16)	0.49	1.76	1.46
Cash dividends declared	0.04	0.30	0.30	0.24	0.18
Book value at year-end	13.99	16.31	16.42	13.83	11.64
Market price at year-end	8.97	32.46	32.65	41.63	35.57
Performance Ratios					
Return on average common equity	-4.71%	-18.71%	3.50%	15.45%	14.33%
Return on average assets	-0.27%	-1.25%	0.25%	1.02%	1.04%
Net interest margin – tax-equivalent[3]	3.06%	2.73%	3.14%	3.46%	3.57%
Efficiency ratio[3]	61.84%	83.26%	77.68%	54.45%	52.37%
Dividend payout ratio	-4.19%	-9.48%	60.00%	13.08%	11.76%
Balance Sheet Highlights					
Total assets	$ 12,059,433	$ 10,040,537	$ 4,989,473	$ 4,264,424	$ 3,500,341
Loans, excluding covered assets	9,073,474	8,036,807	4,177,795	3,499,988	2,608,067
Deposits	9,918,763	7,996,456	3,761,138	3,551,013	2,823,382
Long-term debt	533,023	618,793	386,783	201,788	220,030
Shareholders' equity	1,235,616	605,566	501,972	297,124	238,629
Financial Ratios					
Allowance for loan losses as a percent of loans	2.44%	1.40%	1.17%	1.09%	1.13%
Tier 1 capital to risk-weighted assets	12.29%	7.24%	11.42%	8.06%	8.61%
Total capital to risk-weighted assets	14.65%	10.32%	14.23%	10.36%	10.65%
Tier 1 leverage to average assets	11.17%	7.17%	10.96%	7.51%	7.18%
Tangible equity to tangible assets	9.40%	5.07%	8.22%	4.73%	4.96%
Tangible common equity to tangible assets[4]	7.41%	4.49%	7.39%	4.73%	4.96%
Average equity to average assets	10.23%	7.41%	7.16%	6.63%	7.22%
Selected Information					
Client deposits[5]	$ 9,332,352	$ 6,020,646	$ 3,220,464	$ 2,961,690	$ 2,236,778
Assets under management	$ 3,983,623	$ 3,261,061	$ 3,361,171	$ 2,902,205	$ 2,436,766
Full-time equivalent employees	1,040	773	597	471	386
Banking offices	38	23	20	18	13

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2009 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

(1) Results for 2006 include the acquisition of Piedmont Bancshares, Inc. on December 13, 2006.
(2) Results for 2005 include the acquisition of Bloomfield Hills Bancorp, Inc. on June 20, 2005.
(3) The tax equivalent adjustments for the years ended 2005 through 2009 were $4.5 million, $4.6 million, $4.3 million, $3.9 million and $3.6 million, respectively.
(4) Computed as tangible common equity divided by tangible assets, where tangible common equity equals total equity less preferred stock, goodwill and other intangible assets and tangible assets equals total assets less goodwill and other intangible assets. This is a non-U.S. GAAP financial measure.
(5) Total deposits net of traditional brokered deposits and non-client CDARS®.

PRIVATEBANCORP, INC. CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

Amounts in thousands, except per share data	Years ended December 31, 2009	2008
Assets		
Cash and due from banks	$ 320,160	$ 131,848
Federal funds sold and other short-term investments	218,935	98,387
Loans held for sale	28,363	17,082
Securities available-for-sale, at fair value	1,569,541	1,425,564
Non-marketable equity investments	29,413	27,213
Loans – excluding covered assets, net of unearned fees	9,073,474	8,036,807
Allowance for loan losses	(221,688)	(112,672)
Loans, net of allowance for loan losses and unearned fees	8,851,786	7,924,135
Covered assets	502,034	-
Allowance for covered asset losses	(2,764)	-
Covered assets, net of allowance for covered asset losses	499,270	-
Other real estate owned	41,497	23,823
Premises, furniture, and equipment, net	41,344	34,201
Accrued interest receivable	35,562	34,282
Investment in bank-owned life insurance	47,666	45,938
Goodwill	94,671	95,045
Other intangible assets	18,485	6,544
Derivative assets	71,540	74,999
Other assets	191,200	101,476
Total assets	$ 12,059,433	$ 10,040,537
Liabilities		
Demand deposits:		
Non-interest-bearing	$ 1,840,900	$ 711,693
Interest-bearing	752,728	232,099
Savings deposits and money market accounts	4,080,824	2,798,882
Brokered deposits	1,566,139	2,654,768
Other time deposits	1,678,172	1,599,014
Total deposits	9,918,763	7,996,456
Short-term borrowings	214,975	654,765
Long-term debt	533,023	618,793
Accrued interest payable	9,673	37,623
Derivative liabilities	71,958	76,497
Other liabilities	75,425	50,837
Total liabilities	10,823,817	9,434,971
Stockholders' Equity		
Preferred stock – no par value; authorized 1 million shares		
Series A – issued and outstanding: 2009 – none, 2008 – 1,900 shares	-	58,070
Series B – $1,000 liquidation value: issued and outstanding: 2009 – 243,815 shares, 2008 – none	237,487	-
Common stock – no par value, $1.00 stated value		
Voting, authorized: 2009 – 84.0 million shares, 2008 – 89.0 million shares, issued: 2009 – 68,333,000 shares, 2008 – 34,043,000 shares, outstanding: 2009 – 67,796,000 shares, 2008 – 33,568,000 shares	66,908	32,468
Nonvoting, authorized: 2009 – 5.0 million shares, 2008 – none; issued and outstanding: 2009 – 3,536,000 shares, 2008 – none	3,536	-
Treasury stock, at cost: 2009 – 537,000 voting shares, 2008 – 475,000 voting shares	(18,489)	(17,285)
Additional paid-in capital	940,338	482,347
Retained earnings	(22,093)	22,365
Accumulated other comprehensive income, net of tax	27,896	27,568
Controlling interest stockholders' equity	1,235,583	605,533
Non-controlling interests	33	33
Total stockholders' equity	1,235,616	605,566
Total liabilities and stockholders' equity	$ 12,059,433	$ 10,040,537

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2009 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

PRIVATEBANCORP, INC. CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands, except per share data	Years ended December 31, 2009	2008	2007
Interest Income			
Loans, including fees	$ 411,830	$ 367,104	$ 282,979
Federal funds sold and other short-term investments	1,112	1,145	1,011
Securities			
Taxable	58,663	28,657	14,584
Exempt from federal income taxes	7,107	8,477	9,350
Total interest income	478,712	405,383	307,924
Interest Expense			
Interest-bearing deposits	2,646	1,515	1,959
Savings deposits and money market accounts	29,635	48,880	68,446
Brokered and other time deposits	79,335	126,316	83,640
Short-term borrowings	8,094	12,787	9,558
Long-term debt	34,018	25,490	17,283
Total interest income	153,728	214,988	180,886
Net interest income	324,984	190,395	127,038
Provision for loan and covered asset losses	199,419	189,579	16,934
Net interest (expense) income after provision for loan and covered asset losses	125,565	816	110,104
Non-interest Income			
The PrivateWealth Group	15,459	16,968	16,188
Mortgage banking	8,930	4,158	4,528
Capital markets products	17,150	11,049	-
Treasury management	10,148	2,369	950
Bank-owned life insurance	1,728	1,809	1,656
Banking and other services	11,659	4,453	2,604
Net securities gains (losses)	7,381	510	348
Early extinguishment of debt	(985)	-	-
Total non-interest income	71,470	41,316	26,274
Non-interest Expense			
Salaries and employee benefits	123,653	116,678	71,219
Net occupancy expense	26,170	17,098	13,204
Technology and related costs	10,599	6,310	4,206
Marketing	9,843	10,425	6,099
Professional services	16,327	13,954	11,876
Investment manager expenses	2,322	3,299	3,432
Net foreclosed property expenses	5,675	6,217	2,229
Supplies and printing	1,465	1,627	1,084
Postage, telephone, and delivery	3,060	2,226	1,706
Insurance	22,607	7,408	1,937
Amortization of intangibles	1,737	1,164	966
Loan and collection expense	9,617	3,023	1,823
Other expenses	14,340	6,696	2,628
Total non-interest expense	247,415	196,125	122,409
(Loss) income before income taxes	(50,380)	(153,993)	13,969
Income tax (benefit) provision	(20,564)	(61,357)	2,471
Net (loss) income	(29,816)	(92,636)	11,498
Net income attributable to non-controlling interests	247	309	363
Net (loss) income attributable to controlling interests	(30,063)	(92,945)	11,135
Preferred stock dividends and discount accretion	12,443	546	107
Net (loss) income available to common stockholders	$ (42,506)	$ (93,491)	$ 11,028
Net Earnings Per Common Share Data			
Basic	$ (0.95)	$ (3.16)	$ 0.50
Diluted	$ (0.95)	$ (3.16)	$ 0.49
Common dividends per share	$ 0.04	$ 0.30	$ 0.30
Weighted-average shares outstanding	44,516	29,553	21,572
Weighted-average diluted shares outstanding	44,516	29,553	22,286

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2009 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

Board of Directors

Ralph B. Mandell
Chairman, PrivateBancorp, Inc.

Larry D. Richman
President & Chief Executive Officer, PrivateBancorp, Inc.

Norman R. Bobins
Chairman, The PrivateBank and Trust Company

Robert F. Coleman
Principal, Robert F. Coleman & Associates

James M. Guyette
President & Chief Executive Officer, Rolls-Royce North America, Inc.

Philip M. Kayman
Former Special Counsel, Global Hyatt Corporation

Cheryl Mayberry-McKissack
Founder, Chairman, President & Chief Executive Officer, NIA Enterprises

James Nicholson
President & Chief Executive Officer, PVS Chemicals, Inc.

Edward W. Rabin, Jr.
Former President, Hyatt Hotels Corporation

Collin E. Roche
Principal, GTCR Golder Rauner, LLC

William R. Rybak
Former Chief Financial Officer, Van Kampen Investments, Inc.

Alejandro Silva
Chairman & Chief Executive Officer. Evans Food Group, Ltd.

James C. Tyree
Chairman & Chief Executive Officer, Mesirow Financial

Executive Management

Alan S. Adams
Managing Director, Head of Community Banking

C. Brant Ahrens
Chief Operating Officer

Karen B. Case
Executive Managing Director, President, Commercial Real Estate

Elizabeth M. Cummings
Chief Information Officer

Jennifer R. Evans
General Counsel and Corporate Secretary

Robert W. Frentzel
Managing Director, Specialized Industries

Kristine R. Garrett
Managing Director, Head of Private Banking

Bruce R. Hague
Executive Managing Director, President, National Commercial Banking

Wallace L. Head
*Managing Director, Head of Wealth Management**

John D. Heiberger
Managing Director, Risk Management

Robert S. Holmes
Managing Director, Head of Western Regional Banking

Kevin M. Killips
Chief Financial Officer

Mark N. Lemke
Chief Executive Officer, The PrivateBank – Milwaukee

Bruce S. Lubin
Executive Managing Director, President, Illinois Commercial & Specialty Banking The PrivateWealth Group

Daniel P. Pehrson
Chief Executive Officer The PrivateBank – Michigan

Joan A. Schellhorn
Chief Human Resources Officer

Brian D. Schmitt
Chief Executive Officer The PrivateBank – Georgia

Jeffrey D. Steele
Managing Director, Specialized Industries

James F. Turner
Managing Director, Commercial Real Estate

Kevin J. Van Solkema
Chief Risk Officer

Leonard E. Wiatr
Chief Compliance and Regulatory Affairs Officer

Jay B. Williams
Chairman, The PrivateBank – Milwaukee

* Not FDIC insured

Location Map



South Dakota
Minneapolis
Minnesota
Wisconsin
Wyoming
Milwaukee
Michigan
Iowa
Detroit
Nebraska
Chicago
Des Moines
Cleveland
Colorado
Ohio
Denver
Illinois
Indiana
Kansas
St. Louis
West
Virginia
Kansas City
Overland Park
Missouri
Kentucky
North Carolina
New Mexico
Oklahoma
Tennessee
Arkansas
South Carolina
Georgia
Texas
Alabama
Mississippi
Atlanta

The company's common stock is listed on NASDAQ under the symbol PVTB.

Stock Transfer Agent
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
866-440-9610

Investor Relations
312-564-2000

Annual Meeting Date
May 27, 2010

Legal Counsel
Vedder Price P.C.
Chicago, Illinois

Independent Public Accountant
Ernst & Young LLP
Chicago, Illinois

Design: Simple Truth Photography: Jim Lüning Photography Printing: Unique/Active

 EQUAL HOUSING LENDER | MEMBER FDIC

Forward-looking Statements: Statements contained in this annual report that are not historical facts may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could cause actual results to differ from those reflected in forward looking statements include, but are not limited to: unforeseen credit quality problems or further deterioration in asset quality that could result in charge-offs greater than we have provided for in our allowance for loan and lease losses; continued declines in commercial real estate values in our market areas; lack of sufficient or cost-effective sources of liquidity or funding; difficulty in raising capital on acceptable terms when necessary or required; our ability to retain key personnel; potential charges for impairment of deferred tax or goodwill assets; unanticipated changes in interest rates or significant tightening of credit spreads; prolonged negative economic conditions or slower than anticipated economic recovery; legislative or regulatory changes, particularly changes in the regulation of financial services companies and/or the products and services offered by financial services companies and regulation of banks participating in the TARP Capital Purchase Program; failures or disruptions to the Company's data processing or other information systems; and the regulatory examination environment and trends in regulatory enforcement actions. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update publicly any of these statements in light of future events unless required under the federal securities laws.


PRIVATEBANCORP
INC.

108018